# *Media Release*



...mber 2007

## Roche confirms site development plans: go-ahead for office high-rise

Following a comprehensive feasibility study, Building 1 is now set to become the new centrepiece at Roche Basel.

The plans announced by Roche roughly a year ago for the further development of its Basel headquarters targeted the creation of some 2,400 workplaces on its main site in the Wettstein district of the city. With the feasibility study completed, the company's Board of Directors and Corporate Executive Committee have now given the green light to the planned high-rise office scheme.

Roche submitted a development plan to the city of Basel last autumn and is now liaising with the municipal authorities on the statutory planning process. Meanwhile, the detail design work is proceeding apace, preparatory to the submission of a formal planning application.

As Matthias M. Baltisberger, Head of Roche Basel, explains, "For us, the positive outcome of the feasibility study represents a major step forward in realising our vision of uniting at our Basel headquarters a workforce that is currently scattered about the city in various rented premises."

Apart from bringing home to the main site some 1,700 employees who are currently accommodated in ten rented facilities around the city, the office high-rise will also respond to Roche's growing floorspace needs. In the course of the feasibility study, external experts and Roche's own engineers delivered a positive assessment of various issues, including practicability, structural design, cost frame and earthquake resistance. Specific achievements included a further optimisation of the building configuration, coupled with enhancements in security, energy efficiency and workplace appeal.

The office high-rise in brief:

F. Hoffmann-La Roche Ltd 4070 Basel, Switzerland Corporate Communications Tel. ++41-61-688 88 88
Fax ++41-61-688 27 75

- Scheduled start on site: 2009
- Height: 154 m
- Storey count: 42
- Floorspace: 75,000 $m^2$
- Costs: approx. CHF 550 m
- Energy efficiency: Swiss Minergie standard
- Earthquake-resistant construction
- Special features: Building 1 will form the main entrance to Roche's Basel site and will also house a visitor centre and an auditorium.
- Scheduled completion: 2012

Roche site development policy

Like previous schemes at Roche Basel, the current development project is based on a planning strategy that guarantees maximum flexibility and allows the company to adapt quickly to its ever-changing needs. The strategy aims to bring together the global and corporate functions on the site area south of the Grenzacherstrasse, with the infrastructure-intensive research, development and production units located on the site north of the road. Apart from meeting operational requirements, Roche attaches top priority, as with all its new-build schemes, to upholding the high standards of industrial architecture for which it is renowned.

Roche Basel southern site area / Building 1

Accommodating some 2,400 office workplaces, the new Building 1 will be sited on the southern part of the Roche site (between the Rhine and Grenzacherstrasse), where it will replace an 80-year-old structure. Developed on the basis of functional requirements and in close consultation with the city authorities, the high-rise architectural composition will sit happily in its urban context.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As the world's biggest biotech company and an innovator of products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is the world leader in in-vitro diagnostics and drugs for cancer and transplantation, a market leader in virology and active in other major therapeutic areas such as autoimmune diseases, inflammation, metabolic disorders and diseases of the central nervous system. In 2006 sales by the Pharmaceuticals Division totalled 33.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.7 billion Swiss francs. Roche employs roughly 75,000 people

worldwide and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Roche's Diagnostics Division offers a uniquely broad product portfolio and supplies a wide array of innovative testing products and services to researchers, physicians, patients, hospitals and laboratories world-wide. Additional information is available on the Internet at www.roche.com.



**Additional information**

- Image of high-rise: www.roche.com/med-cor-bau1.jpg

Roche Group Media Office

Phone: +41 61 688 8888 / e-mail: basel.mediaoffice@roche.com

- Daniel Piller (Head of Roche Group Media Office)
- Baschi Dürr
- Martina Rupp
- Claudia Schmitt

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Roche



Basel, 2 October 2007

## Jürgen Schwiezer named new CEO Division Roche Diagnostics

**Succession to take effect as of January 1, 2008**

Roche today announced that Jürgen Schwiezer, currently Roche Diagnostics' president for the EMEA region (Europe, Middle East, Africa) and Latin America, has been appointed CEO Division Roche Diagnostics. Schwiezer will assume his new role on 1 January 2008. He succeeds Severin Schwan, who, as previously announced, will take over from Franz B. Humer as CEO of the Roche Group on 4 March 2008. Schwiezer will also join Roche's Corporate Executive Committee at the start of the new year, and will relocate to Group headquarters in Basel, Switzerland.

Burkhard G. Piper, Head of Roche Diabetes Care and a member of Roche's Enlarged Corporate Executive Committee, will report directly to the Group CEO from 1 January 2008.

Commenting on Schwiezer's appointment, Roche Chairman and CEO Franz B. Humer said, 'In naming Jürgen Schwiezer Divisional CEO, we have chosen a manager who not only has in-depth understanding of the diagnostics business, but who also has a long and outstanding track record in the division's largest market region. Under Schwiezer, our European organisation has significantly strengthened its leadership in the in-vitro diagnostics market.'

Schwiezer (62), who is a German citizen, earned a PhD in chemistry at the University of Münster in 1975. In 1976 he joined Boehringer Mannheim, which was acquired by Roche in 1997. During his career at Boehringer and Roche he has held a number of management posts in marketing and sales. Schwiezer is currently Chairman of the Executive Board of Roche Diagnostics GmbH and in charge of operations in the EMEA region and Latin America.

**F. Hoffmann-La Roche AG** CH-4070 Basel Corporate Communications Tel. 061 - 688 88 88
Fax 061 - 688 27 75

Burkhard G. Piper was born in Germany in 1961 and holds a degree in business administration. He joined the Boehringer Mannheim Group in 1985 and after serving in a number of management posts in marketing was appointed General Manager of Roche Diagnostics Canada in 1999. He became Head of Roche Centralized Diagnostics in 2002 and has been Head of Roche Diabetes Care since 2005. Piper has been a member of Roche's Enlarged Corporate Executive Committee since 2006.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As the world's biggest biotech company and an innovator of products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is the world leader in in-vitro diagnostics and drugs for cancer and transplantation, a market leader in virology and active in other major therapeutic areas such as autoimmune diseases, inflammation, metabolism and central nervous system. In 2006 sales by the Pharmaceuticals Division totaled 33.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.7 billion Swiss francs. Roche employs roughly 75,000 worldwide and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Roche's Diagnostics Division offers a uniquely broad product portfolio and supplies a wide array of innovative testing products and services to researchers, physicians, patients, hospitals and laboratories world-wide. For further information, please visit our website at www.roche.com.

Additional information

- Picture of Jürgen Schwiezer: www.roche.com/med_cor-15273.jpg

Roche Group Media Office

Phone: +41 61 688 8888 / e-mail: basel.mediaoffice@roche.com

- Daniel Piller (Head of Roche Group Media Office)
- Baschi Dürr
- Martina Rupp
- Claudia Schmitt

END